UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Elizabeth Cooper

Michael Chao

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

May 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 38046W105	13D	Page 2 of 17 pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons CCP III Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,566,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,566,028

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,566,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.3%
14	Type of Reporting Person CO

CUSIP No. 38046W105	13D	Page 3 of 17 pages

1	Names of Reporting Persons CB Blizzard Holdings C, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,467,653
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,467,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,653
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 4 of 17 pages

1	Names of Reporting Persons Centerbridge Associates III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 5 of 17 pages

1	Names of Reporting Persons CCP III AIV VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 6 of 17 pages

1	Names of Reporting Persons CB Blizzard Co-Invest Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 7 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP A, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 8 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.0%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 9 of 17 pages

1	Names of Reporting Persons Blizzard Aggregator, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 10 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP B, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 11 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.3%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 12 of 17 pages

1	Names of Reporting Persons Jeffrey H. Aronson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,566,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,566,028

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,566,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.3%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoHealth, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 3:

From December 12, 2022 to December 13, 2022, CB Blizzard C purchased 106,131 shares of Class A Common Stock for aggregate consideration of approximately $1.7 million in a series of open-market transactions.

The Reporting Persons obtained the funds used to acquire their interests in the Issuer’s securities through capital contributions from their partners and members.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On the evening of May 18, 2023, the Reporting Persons and NVX Holdings, Inc., Brandon M. Cruz, Clinton P. Jones and BCCJ, LLC (collectively, the “Founder Stockholders”) delivered a non-binding proposal (the “Proposal”) to the Board of Directors (the “Board”) of the Issuer offering to acquire all of the outstanding shares of Class A Common Stock and LLC Interests that the Reporting Persons and the Founder Stockholders do not already own for a price per share or LLC Interest equal to $20.00 (the “Proposed Transaction”). The Proposal is non-binding, and the Reporting Persons and the Founder Stockholders have not proposed any specific structure for the Proposed Transaction nor have they received any feedback from the Issuer. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit 4 and incorporated herein by reference.

The Proposal is non-binding in nature and does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution and delivery of definitive documentation. Any definitive documentation entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions. The Reporting Persons make no assurances that the Proposed Transaction contemplated by the Proposal will be consummated, even if the Issuer accepts the Proposal, and make no assurances as to the terms of any such transaction if one were to be consummated.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

If the Proposed Transaction is consummated, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer’s business or corporate structure, and the shares of the Class A Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Stock Market.

The Reporting Persons intend to continue to engage in discussions with, among others, management, the Board, stockholders (including the Founder Stockholders) and other stakeholders of the Issuer, and/or third parties, including potential acquirers, service providers and debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time. While the Proposal remains under consideration by the Issuer, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Issuer and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached with respect to the Proposed Transaction, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this Item 4, including, among others, any terms related to the Proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,041,091 shares of Class A Common Stock outstanding as of May 1, 2023, as provided by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2023, plus, as applicable, 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CCP III Cayman GP Ltd.	9,566,028	66.3%	0	9,566,028	0	9,566,028
CB Blizzard Holdings C, L.P.	1,467,653	16.2%	0	1,467,653	0	1,467,653
Centerbridge Associates III, L.P.	2,712,197	30.0%	0	2,712,197	0	2,712,197
CCP III AIV VII Holdings, L.P.	2,712,197	30.0%	0	2,712,197	0	2,712,197
CB Blizzard Co-Invest Holdings, L.P.	2,712,197	30.0%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings GP A, LLC	2,712,197	30.0%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings A, L.P.	2,712,197	30.0%	0	2,712,197	0	2,712,197
Blizzard Aggregator, LLC	5,386,178	37.3%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings GP B, LLC	5,386,178	37.3%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings B, L.P.	5,386,178	37.3%	0	5,386,178	0	5,386,178
Jeffrey H. Aronson	9,566,028	66.3%	0	9,566,028	0	9,566,028

CB Blizzard A is the record holder of 2,712,197 shares of Class A Common Stock. CB Blizzard C is the record holder of 1,467,653 shares of Class A Common Stock. CB Blizzard B is the record holder of 5,386,178 LLC Interests.

CCP GP is the general partner of CB Blizzard C and may be deemed to share beneficial ownership of the securities held of record by CB Blizzard C. CCP GP is also the general partner of Centerbridge Associates III, L.P., which is the general partner of each of CCP III AIV VII Holdings, L.P. and CB Blizzard Co-Invest Holdings, L.P., which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard A. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CB Blizzard A. CCP GP is also the sole manager of Blizzard Aggregator, LLC, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard B. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the LLC Interests held of record by CB Blizzard B. Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B.

By virtue of the agreements made pursuant to the Stockholders Agreement and the matters described in Item 4 above, the Reporting Persons and the Founder Stockholders may constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), which group may be deemed to collectively beneficially own 16,007,486 shares of Class A Common Stock of the Issuer, constituting approximately 77.6% of the 9,041,091 shares of the Class A Common Stock outstanding, plus the 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B and the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders, as calculated on the basis of Rule 13d-3 of the Exchange Act. However, the Reporting Persons expressly disclaim beneficial ownership of the 6,441,458 shares of Class A Common Stock (including the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders) beneficially owned by the Founder Stockholders. The Founder Stockholders have filed a separate Schedule 13D with respect to their interests in the Issuer and the Proposal.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibit:

4.	Proposal dated May 18, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

CCP III Cayman GP Ltd.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Holdings C, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Centerbridge Associates III, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP III AIV VII Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Co-Invest Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP A, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings A, L.P.
By: CB Blizzard Lower Holdings GP A, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Blizzard Aggregator, LLC
By: CCP III Cayman GP Ltd., its sole manager

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP B, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings B, L.P.
By: CB Blizzard Lower Holdings GP B, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson